Exhibit 1.1

KongZhong Corporation Reports Second Quarter 2015 Unaudited Financial Results

BEIJING, China - August 17, 2015-KongZhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced its unaudited financial results for the second quarter of 2015.

Second Quarter 2015 Financial Highlights

●	Total revenues for the second quarter of 2015 were US$ 47.55 mn.

●	Total gross loss was US$15.29 mn but total gross profit, excluding the effect of US$ 35.21 mn impairment loss on intangible assets related to the full carrying value of licensing arrangement for Guild Wars 2, was US$ 19.92 mn, within the guidance range of US$ 19 mn to US$ 20 mn.

●	Net loss was US$ 30.42 mn, with diluted net loss per American Depositary Shares ("ADS") of US$ 0.65, which included US$ 35.21 mn impairment loss on intangible assets.

●	Non-GAAP net income was US$ 5.62 mn, with Non-GAAP diluted net income per ADS of US$ 0.12 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”), exceeding the guidance level of US$ 5 mn.

●	As of June 30 2015, the Company had US$ 200.07 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 4.29 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 49.96 mn short-term bank loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 6.49 and HK$ 22.25 per ordinary share, respectively (or US$ 50.18 mn and US$ 34.61 mn, respectively) as of June 30, 2015.

	Three Months Ended
	June 30,	March 31,	June 30,
	2014	2015	2015
	US$ in thousands	US$ in thousands	US$ in thousands

Revenues	57,367	50,512	47,547
Internet Games	31,745	26,364	24,461
Mobile Games	10,504	10,555	9,429
WVAS	15,118	13,593	13,657

Cost of Revenues before impairment loss on intangible assets	32,871	31,400	27,623
Internet Games	16,126	14,325	12,640
Mobile Games	5,933	6,667	4,946
WVAS	10,812	10,408	10,037
Impairment loss on intangible assets	-	-	35,210

Gross Profit (Loss)	24,496	19,112	(15,286)

Gross Margin	43%	38%	(32%)

Non-GAAP Gross Profit	24,496	19,112	19,924
Internet Games	15,619	12,039	11,821
Mobile Games	4,571	3,888	4,483
WVAS	4,306	3,185	3,620

Non-GAAP Gross Margin	43%	38%	42%
Internet Games	49%	46%	48%
Mobile Games	44%	37%	48%
WVAS	28%	23%	27%

Revenues

Total revenues for the second quarter of 2015 were US$ 47.55 mn.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 24.46 mn in the second quarter of 2015, a decrease of 7.2% from the first quarter of 2015. Although World of Tanks demonstrated continued stable performance, user activity and purchases in Guild Wars 2 and World of Warplanes continued to moderate during the period. We expect performance and player purchases in Guild Wars 2 to remain depressed until the release of the upcoming expansion pack.

For the second quarter of 2015, mainland China online game operations achieved average monthly active users (“MAUs”) of 1.8 mn and aggregated monthly paying accounts (“APAs”) of 327k with monthly average revenue per user (“ARPU”) of RMB 152.

	Three Months Ended
	June 30, 2014		March 31, 2015		June 30, 2015
MAU	2,616	k	1,909	k	1, 832	k
APA	427	k	333	k	327	k
ARPU	152		163		152

Internet game revenues made up 51.5% of total revenues in the second quarter of 2015.

Mobile Games Revenues

Total mobile game revenues were US$ 9.43 mn, a 10.7% decrease from the first quarter of 2015. The decrease in mobile game revenues was due to a decline in revenues from legacy self-developed and licensed games on Chinese smartphone game platforms during the 2Q15 period as well as lower than expected performance of new smartphone games at the end of 2Q15.

Total mobile game revenues made up 19.8% of total revenues in the second quarter of 2015.

WVAS Revenues

WVAS revenues were US$ 13.66 mn, a 0.5% increase from the first quarter of 2015 and 9.7% decrease from the same period of last year.

WVAS made up 28.7% of total revenues in the second quarter of 2015.

Gross Loss

Total gross loss for the second quarter of 2015 was US$15.29 mn which included an impairment loss on intangible assets. The Company recognized US$ 35.21 mn impairment loss, which is equal to the full carrying amount on intangible assets related to the licensing arrangement for Guild Wars 2.  However, the Company continues to operate Guild Wars 2 and intends to release the upcoming expansion pack to the China market in the near future.

Other than the effect of impairment on intangible assets, gross profit was US$19.92 mn, a 4.2% increase from the first quarter of 2015 and a decrease of 18.7%from the same period last year.

Other than the effect of impairment on intangible assets, total gross margin was 41.9% in the second quarter of 2015.

Internet Game Gross Profit

Internet game gross loss was US$ 23.39 mn. Other than the effect of impairment loss on intangible assets, gross profit was US$ 11.82 mn, a 1.8% decrease from the first quarter of 2015 and a 24.3% decrease from the same period last year. Internet game gross margin, other than the effect of impairment loss on intangible assets, was 48.3% compared to 45.7% in the first quarter of 2015.

Mobile Game Gross Profit

Mobile games gross profit was US$ 4.48 mn, a 15.3% increase from the first quarter of 2015 and 1.9% decrease from the same period last year. Mobile games gross margin was 47.5% compared to 36.8% in the first quarter of 2015.

WVAS Gross Profit

WVAS gross profit was US$3.62 mn, a 13.7% increase from the first quarter of 2015 and 15.9% decrease from the same period last year. WVAS gross margin was 26.5% compared to 23.4% in the first quarter of 2015.

Operating Expenses

Total operating expenses in the second quarter of 2015 were US$17.41 mn compared to US$ 16.19 mn in the first quarter of 2015.

Product development expenses in the second quarter of 2015 were US$ 6.12 mn compared to US$6.12 mn in the first quarter of 2015.

Sales and marketing expenses in the second quarter of 2015 were US$ 8.11 mn compared to US$ 6.23 mn in the first quarter of 2015. Sales and marketing expenses increased as we released a new mobile game at the end of the second quarter.

General and administrative expenses in the second quarter of 2015 were US$3.18 mn compared to US$3.84 mn in the first quarter of 2015.

The Company’s total headcount in the second quarter of 2015was stable at 1,022 staff compared to 1,063 staff at the end of the first quarter of 2015.

Earnings

US GAAP net loss and diluted loss per ADS were US$ 30.42 mn and US$ 0.65, respectively. Non-GAAP net income and diluted income per ADS were US$ 5.62 mn and US$ 0.12, respectively.

Total ADS on a diluted basis outstanding during the second quarter of 2015 were 46.65 mn, compared to 46.85 mn outstanding during the first quarter of 2015.

For the purpose of earnings per share calculation	Number during three months ended March 31, 2015	Number during three months ended June 30, 2015 (Non-GAAP)
ADS (in mns)	46.61	46.65
Add: Dilution impact from options and nonvested shares	0.24	0.33
Warrants issued to business partners	0.00	0.12
ADS on diluted basis	46.85	47.10

Note: There is no diluted effect for the US GAAP loss per ADS. There is a diluted effect on Non-GAAP earnings per share as it was net income on Non-GAAP measures.

Balance Sheet

As of June 30, 2015, the Company had US$ 200.07 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 4.29 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 49.96 mn short-term loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 6.49 and HK$ 22.25 per ordinary share, respectively (or US$ 50.18 mn and US$ 34.61 mn, respectively) as of June 30, 2015.

Investment in Forgame

In the first quarter 2015, the Company entered into an agreement to acquire 8.89 million ordinary shares of Forgame Holdings Limited, a company listed on the Hong Kong Stock Exchange under ticker “0484.HK” (“Forgame”) for a total consideration of HK$124,506,200 in cash (equivalent to approximately US$16.1 million) at the purchase price of HK$ 14.00 per share. In the second quarter of 2015, the Company acquired additional 3,606,700 ordinary shares of Forgame at the price of HK$16.50 per share for a total consideration of HK$ 59,510,550 (equivalent to approximately US$ 7.7 million). The investment represented 8.2% equity interest in Forgame as of June 30, 2015. As the Company had no significant influence over Forgame, a listed company on the Hong Kong Stock Exchange, this investment was recorded as available-for-sale securities as of June 30, 2015.

Business Outlook (for the third quarter ending September 30, 2015)

The Company expects total revenues for the third quarter of 2015 to be within the range of US$ 40 mn to US$ 41 mn. The Company expects total gross profit to be within the range of US$ 18 mn to US$ 19 mn. We expect net income to be around US$ 4 mn and Non-GAAP net income is expected to be around US$ 5 mn.

3Q15 revenue guidance reflects stable quarter over quarter performance in our Internet games business, but a decline in our mobile game business due to a delay of new mobile game launches and a decline in our WVAS business due to impact from mobile operator policies. Due to the pause in new mobile game launches, we expect sales and marketing expenses in 3Q15 to moderate compared to 2Q15 levels.

Recent Developments

On June 29, 2015, the Company announced that its board of directors (the "Board") had received a preliminary non-binding proposal letter, dated June 29, 2015, from Mr. Leilei Wang, chairman and chief executive officer of the Company, and IDG-Accel China Growth Fund II L.P. ("IDG) to acquire all of the outstanding ordinary shares of the Company not owned by them or their affiliates (the "Transaction") for US$8.56 in cash per American depositary share ("ADS", each representing forty ordinary shares), or approximately US$0.2140 per ordinary share, which represents a premium of approximately 20% to the average closing price of the Company's ADSs over the 30 trading days prior to the date of the announcement and a premium of approximately 21.8% to the closing price of the Company's ADS on June 26, 2015.

On July 8, 2015, the Company announced that the Board had formed a special committee consisting of two independent directors, Ms. Hope Ni and Mr. Xiaolong Li, and delegated to the special committee the exclusive power and authority of the Board to, among other things, evaluate and respond to the previously announced non-binding "going private" proposal that the Board received on June 29, 2015. Ms. Hope Ni will chair the special committee. The special committee intends to retain its own financial and legal advisors to assist it in its work.

The Board cautions the Company's shareholders and others considering trading the Company's securities that the Board has received the proposal letter on June 29 and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company may also decide to pursue other alternative transactions, if any, including but not limited to acquisitions, divestitures, recapitalizations or other strategic transactions, although there is also no assurance that any such alternative transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Conference Call

KongZhong’s management will hold a conference call and webcast to discuss the results at 7:30 PM Eastern Daylight Time (EDT) on Monday, August 17, 2015 (7:30 AM Beijing/Hong Kong time, Tuesday, August 18, 2015)

The Company welcomes all interested parties to participate in the live conference call. An Operator will greet you and ask for the Conference ID shown as following.

Conference ID: 4698571

The dial-in details are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- U.S. Dial-in Number: +1 845 675 0437

- Hong Kong Toll Free Dial-in Number: 800 906 601

- Hong Kong Dial-in Number: +852 3018 6771

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6713 5090

The live conference call via webcast and archive replay will be available on the Investor Relations section of KongZhong's website athttp://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

A dial-in replay of the conference call will be available until August 25 2015:

- U.S. Toll Free Dial-in Number: +1 855 452 5696

- U.S. Dial-in Number: +1 646 254 3697

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Hong Kong Dial-in Number: +852 3051 2780

- Mainland China Toll Free Dial-in Number: 800 870 0206, 400 602 2065

- International Dial-in Number: +61 2 8199 0299

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Feng

Public Relations

Tel.: (+86-10) 88576000

E-mail:lifeng3@kongzhong.com

KongZhong Corporation
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, US$ in thousands, except per share and share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2014	2015	2015

Revenues	57,367	50,512	47,547

Cost of revenues
Cost of revenues before impairment loss on intangible assets	32,871	31,400	27,623
Impairment loss on intangible assets	-	-	35,210
Total cost of revenues	32,871	31,400	62,833

Gross profit (loss)	24,496	19,112	(15,286)

Operating expenses
Product development	6,510	6,118	6,123
Sales and marketing	16,009	6,232	8,106
General and administrative	3,463	3,838	3,178
Total operating expenses	25,982	16,188	17,407

Government subsidy	267	214	326

(Loss) income from operations	(1,219)	3,138	(32,367)

Interest income	1,751	1,640	1,298
Interest expense	-	(183)	(192)
Imputed interest on long-term liabilities	(150)	(140)	-
Gain from sales of available-for-sale securities	-	-	1,164
Exchange loss	(316)	(73)	(32)
Income (loss) before income tax expense, loss on equity method investment, net of income tax	66	4,382	(30,129)
Income tax expense	-	(160)	(174)
Loss on equity method investment, net of income tax	-	(25)	(121)
Net income (loss)	66	4,197	(30,424)

Earnings per ADS, basic	0.00	0.09	(0.65)
Earnings per ADS, diluted	0.00	0.09	(0.65)
Weighted average ADS outstanding (million)	45.52	46.61	46.65
Weighted average ADS used in diluted EPS calculation (million)	47.31	46.85	46.65
Net income (loss)	66	4,197	(30,424)
Other comprehensive income	10,561	8,000	32,402
Total comprehensive income	10,627	12,197	1,978

KongZhong Corporation
Condensed Consolidated Balance Sheets
(Unaudited, US$ in thousands)

	As of June 30,	As of March 31,	As of June 30,
	2014	2015	2015
Assets
Current assets
Cash and cash equivalents	68,506	85,168	61,618
Term deposits	5,021	16,088	26,094
Available-for-sale securities	28,444	46,062	84,792
Held-to-maturity securities	92,045	20,667	15,023
Accounts receivable (net)	23,245	29,235	30,898
Restricted cash	-	61,286	62,510
Other current assets	8,093	36,990	43,950
Total current assets	225,354	295,496	324,885

Non-current assets
Rental deposits	890	1,440	1,447
Intangible assets (net)	74,223	52,101	14,263
Property and equipment (net)	7,048	4,902	6,018
Long-term investments	2,000	1,076	2,042
Goodwill	89,497	89,675	90,099
Restricted cash	36,560	10,816	-
Total non-current assets	210,218	160,010	113,869
Total assets	435,572	455,506	438,754

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $35,003, $33,403 and $29,153 as of June 30, 2014, March 31, 2015 and June 30, 2015, respectively)	35,016	33,455	29,202
Short-term bank loan (including short-term bank loan of the consolidated VIE without recourse to KongZhong Corporation of $nil, $nil and $nil as of June 30, 2014, March 31, 2015 and June 30, 2015, respectively)	-	49,963	49,963
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $15,954, $5,013 and $3,233 as of June 30, 2014, March 31, 2015 and June 30, 2015, respectively)	15,984	5,042	3,262
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $16,523 $15,138 and $11,466 as of June 30, 2014, March 31, 2015 and June 30, 2015, respectively)	22,427	23,472	19,300
Total current liabilities	73,427	111,932	101,727

Non-current Liabilities
Other long-term liabilities (including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of $9,560, $10,000 and $nil as of June 30, 2014, March 31, 2015 and June 30, 2015, respectively)	9,560	10,000	-
Total liabilities	82,987	121,932	101,727
Shareholders’ equity	352,585	333,574	337,027
Total liabilities and shareholders’ equity	435,572	455,506	438,754

KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(Unaudited, US$ in thousands)

	Six Months Ended
	June 30,	June 30,
	2014	2015
Cash Flows From Operating Activities
Net income (loss)	10,016	(26,227)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	5,567	7,539
Imputed interest on long-term liabilities	300	140
Loss on equity method investment	-	146
Share-based compensation	1,101	468
Impairment loss on intangible assets	-	35,210
Changes in operating assets and liabilities	12,358	(15,032)
Net Cash Provided by Operating Activities	29,342	2,244

Cash Flows From Investing Activities
Purchase of intangible assets	(98)	-
Purchase of term deposits	(2,479)	(9,989)
Proceeds from disposal of term deposits	1,868	815
Investments	(16,380)	(5,449)
Loan to equity method investee	-	(13,500)
Purchase of held-to-maturity securities	(134,372)	(34,159)
Purchase of available-for-sale securities	-	(24,695)
Proceeds from disposal of available-for-sale securities	-	1,500
Proceeds from disposal of held-to-maturity securities	93,858	43,495
Purchase of property and equipment	(2,857)	(1,811)
Addition of restricted cash	-	(8,145)
Release of restricted cash	-	9,989
Net Cash Used in Investing Activities	(60,460)	(41,949)

Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	429	433
Deferred payments for intangible assets	(23,405)	(10,396)
Repurchase of ordinary shares	(12)	-
Proceeds from bank borrowing	-	7,534
Net Cash Used in Financing Activities	(22,988)	(2,429)

Effect of foreign exchange rate changes	(816)	(1,341)

Net decrease in Cash and Cash Equivalents	(54,922)	(43,475)
Cash and Cash Equivalents, Beginning of Period	123,428	105,093
Cash and Cash Equivalents, End of Period	68,506	61,618

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of gross profit, net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP gross profit excludes, as applicable, impairment loss on intangible assets. In addition, the Company’s non-GAAP, net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, imputed interest on long-term liabilities, impairment loss on intangible assets, as well as is adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

(US$ in thousands, except per share and share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2014	2015	2015

GAAP gross profit (loss)	24,496	19,112	(15,286)
Impairment loss on intangible assets	-	-	35,210
Non-GAAP gross profit	24,496	19,112	19,924

GAAP net income (loss)	66	4,197	(30,424)
Share-based compensation	768	234	234
Imputed interest on long-term liabilities	150	140	-
Amortization of intangibles	462	600	599
Impairment loss on intangible assets	-	-	35,210
Non-GAAP net income	1,446	5,171	5,619

Weighted average ADS used in diluted EPS calculation (million)	47.31	46.85	47.10
Non-GAAP diluted net income per ADS	0.03	0.11	0.12